Chardan Capital Markets, LLC

17 State Street, 16th Floor

New York, NY 10004

August 16, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safe-T Group Ltd. Registration Statement on Form F-1 Filed August 15, 2018, as amended File No. 333-226074

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), as the underwriters in the offering of American Depositary Shares (“ADSs”), each representing 40 ordinary shares, and warrants to purchase ADSs of Safe-T Group Ltd. (the “Company”), pursuant to such Registration Statement (the “Offering”), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on August 16, 2018, or as soon thereafter as practicable.

Please be advised that during the period from August 15, 2018 to the date of this letter, the preliminary prospectus, dated August 15, 2018 (the “Preliminary Prospectus”), in connection with the Registration Statement were distributed approximately as follows:

Copies to underwriters:	0
Copies to prospective dealers:	13
Copies to prospective institutional investors:	50
Copies to prospective retail investors:	0
Total	63

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

We confirm that the underwriters participating in the Offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Chardan Capital Markets, LLC

By:	/s/ Shai Gerson
Name: Shai Gerson
Title: Partner and Managing Director of Capital Markets